Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com (AMZN)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com (AMZN)
Vote Yes: Item #8 – Shareholder Proposal on Reducing Use of Plastic in Packaging

Annual Meeting: May 25, 2022

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Shareholders request that the Amazon Board issue a report, at reasonable expense and excluding proprietary information, describing how the company could reduce its plastics use in alignment with the 1/3 reduction findings of the Pew Report, or other authoritative sources, to reduce the majority of ocean pollution.  The report should, at Board discretion:

•	Quantify the weight of total plastic packaging used by the company;
•	Evaluate the benefits of dramatically reducing the amount of plastics used in our packaging;
•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of plastic packaging while plastic pollution grows unabated;
•	Describe any necessary reduction strategies or goals, materials redesign, transition to reusables, substitution, or reductions in use of virgin plastic.

SUMMARY

The scientific community has warned that plastic pollution may be nearing an irreversible tipping point.1,2 The current plastic lifecycle imposes costs on the environment, climate, and human health that are in total at least ten times higher than the market price of plastics.3 At the heart of the plastic pollution problem are single-use plastics, which make up the largest component of the nearly 11 million metric tons of plastics that flow into the oceans annually. Without drastic action, this rate is set to triple by 2040.4,5 Plastic pollution fatally impacts more than 800 marine species, causing up to $2.5 trillion in damage annually to marine ecosystems. Plastics also harm human health in a variety of ways. Toxins adhere to plastics consumed by marine species, which potentially transfer to human diets. Between 400,000 and 1 million people in developing countries die annually from diseases and illnesses caused by plastic pollution and uncollected waste dumped or burned near homes, according to international relief agency Tearfund.6

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1 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

2 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

3 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

4 https://www.unep.org/interactives/beat-plastic-pollution/

5 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

6 https://res.cloudinary.com/tearfund/image/fetch/https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

2022 Proxy Memo Amazon.com| Shareholder Proposal on Reducing Use of Plastic in Pakaging

A recent groundbreaking study, Breaking the Plastic Wave by Pew Charitable Trusts, concluded that if all current industry and government commitments were met, ocean plastic deposition would be reduced by only 7%. The report called for immediate and sustained new commitments throughout the plastics value chain, adding that “Brand owners and fast-moving consumer goods companies and retailers should lead the transition by committing to reduce at least one-third of plastic demand through elimination, reuse, and new delivery models.” To help educate and motivate companies to act on the findings of the Pew study, As You Sow filed plastics-related proposals with 10 large retailers and fast-moving consumer goods (“FMCG”) companies, including Amazon.com.

Amazon, as both a sales platform and private retailer, is a major user of plastic packaging. In addition to using tens of thousands of tons of plastic for e-commerce mailers and cushioning materials, the company markets 243,000 products under 400 private label brands in various types of packaging.7 These include Amazon Basics home goods and office supplies, Amazon Elements vitamin and nutritional products, Amazon Fresh grocery delivery, Happy Belly packaged foods, and Presto! detergent and household goods. Amazon owns Whole Foods Markets, which sells foods and household goods packaged in non-recyclable plastic pouches under its private-label 365 brand.

The company has not taken basic corporate accountability actions such as disclosing the amount of plastic it uses, or more substantive actions such as committing to substantial cuts in virgin plastic use as several large competing retailers and FMCGs have done, including Coca-Cola Co., PepsiCo, Target Corp., and Walmart. Hence the proposal asks the company to describe how it could reduce plastics use in alignment with the 1/3 reduction findings of the Pew Report, to disclose the amount of plastic packaging it uses, to evaluate the benefits of a reduction in plastic use, and to share any planned reduction strategies or goals. This proposal has already received substantial support – it was supported by 35% of shares voted in 2021.

RATIONALE FOR A YES VOTE

1.	Increasing use of plastic packaging exposes company to financial and reputational risk. These risks have the potential to result in harm to human health and the environment, financial penalties, regulatory action, reputational damage, and clean-up costs that adversely impact shareholder value.

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7 https://thehill.com/policy/technology/494313-amazon-used-data-from-their-sellers-to-create-competing-products-report

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2022 Proxy Memo Amazon.com| Shareholder Proposal on Reducing Use of Plastic in Pakaging

2.	The company has provided insufficient disclosure and policies on managing these risks. Amazon is a major user of plastic packaging but has not taken basic accountability actions such as disclosing how much plastic it uses, estimating how much of its packaging escapes into the environment, or any other substantive actions such as committing to cuts in overall plastic use.

3.	The company lags peers in disclosure and sustainability commitments. Other large retailers and FMCGs have disclosed how much plastic they use, committed to make plastic packaging recyclable, reusable or compostable, or set goals for reducing use of virgin plastic for packaging.

DISCUSSION

1. Increasing use of plastic packaging exposes the company to financial and reputational risk.

Plastic pollution has become an international environmental crisis, drawing top of mind attention from governments and citizens. Public concern about plastic pollution often rivals climate change in opinion polls.8 Seventy-five percent of those polled in 28 countries want single-use plastics such as Amazon’s delivery mailers banned as soon as possible, according to a February 2022 IPSOS poll.9 Amazon’s substantial and growing use of plastic packaging exposes the company to increased financial and reputational risk. Environmental group Oceana surveyed more than 5,000 Amazon customers in the U.S., Canada, and the UK in 2020 and found that 86% were concerned about plastic pollution and its impact on the oceans; 92% were upset that plastic recycling does not work; and 87% wanted Amazon and other major online retailers to offer plastic-free packaging choices at checkout.10

Plastics in oceans fatally impact more than 800 marine species, and cause up to $2.5 trillion in damage annually to marine ecosystems.11 Toxins adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses like diarrhea, malaria, and cancers caused by living near mismanaged waste and plastic pollution.12 Governments could require companies to help pay for the costs of these ecosystem and health-related issues.

The liabilities are more definitive for mismanaged plastic waste, which avoids intended capture through recycling or landfilling. A whopping 41% of plastic waste (91 million metric tons) is believed to be mismanaged and leaks to land or oceans, or is openly burned. Producer companies that place plastics into commerce already pay tens of billions of dollars in producer responsibility fees annually in scores of countries to finance collection and recycling or disposal and could be liable for as much as $100 billion annually as more countries pass producer responsibility laws.13

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8 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

9 https://www.reuters.com/business/environment/75-people-want-single-use-plastics-banned-global-survey-finds-2022-02-22/

10 https://oceana.org/publications/reports/amazons-plastic-problem-revealed

11 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

12 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

13 https://www.pewtrusts.org/en/about/news-room/press-releases-and-statements/2020/07/23/research-finds-plastic-flows-into-the-ocean-expected-to-triple-by-2040

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2022 Proxy Memo Amazon.com| Shareholder Proposal on Reducing Use of Plastic in Pakaging

Regulatory and policy actions on plastic pollution are growing rapidly. 170 nations have pledged to significantly reduce use of plastics by 2030 and 27 countries have banned some forms of single use plastic.14,15 In March, the United Nations Environment Assembly approved the process for initiating a global treaty on plastic pollution that could mandate plastic production bans or reductions.16

As noted above, an authoritative report from Pew Charitable Trusts calls on the consumer goods sector to cut plastic demand by one-third through elimination, reuse, refill, and new delivery systems, just one of eight simultaneous interventions required to reduce ocean plastic deposition by 80% by 2040, according to the study. The report said these efforts would cost governments and businesses $600 billion to implement.

2. The company has provided insufficient disclosure and policies on managing these risks. Globally the company is a major user of plastic packaging but has not taken basic accountability actions such as disclosing the amount of plastic it uses, or more substantive actions such as committing to specific percentage cuts in plastic use. It will be increasingly difficult for Amazon.com to claim leadership on sustainability if it does not disclose essential baseline data and pursue innovative solutions to dramatically reduce single use plastics.

Unlike peers, the company does not disclose how much plastic it uses for its private label brands or those of its subsidiary Whole Foods Market. Walmart, for example, reports that it uses 1.2 million tons of plastic packaging globally for its private-label brands.

Amazon is believed to be one of the largest corporate users of flexible plastic packaging due to its use of plastic e-commerce mailers, which generally cannot be recycled. A 2021 report by the non-profit group Oceana estimated that Amazon generated 599 million pounds of e-commerce plastic packaging in 2020, and that about 24 million pounds had escaped into waterways.17 In response, the company issued a statement saying Oceana overestimated its plastics use by more than 300%, and used outdated assumptions about the sources of plastic waste entering oceans. However, the company has declined to disclose its actual e-commerce plastic usage or the amount of plastic used in its 400+ private-label brand operations. The company asserts that the latest peer-reviewed scientific research finds that the majority of plastic waste that ends up in the ocean comes primarily from takeaway food and drink containers, and fishing activities. Oceana has challenged this assertion, maintaining that more than one quarter of plastic that enters the ocean comes from the type of plastic used by Amazon for its packaging, according to the lead author of the study cited by Amazon.18

The company acknowledges in its opposition statement that few of its plastic film e-commerce mailers are recycled, stating: “We recognize that plastic film is a difficult material to process and recycle and is not accepted by most curbside recycling programs.” Some mailers are labeled for store drop off, meaning customers can take them to designated recycling bins at selected grocery and retail stores, but few do. Only 4% of flexible plastics are believed to be recycled in the U.S. through a separate drop-off method.

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14 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

15 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

16 https://www.unep.org/news-and-stories/press-release/historic-day-campaign-beat-plastic-pollution-nations-commit-develop

17 https://oceana.org/reports/amazon-report-2021/

18 https://twitter.com/oceana/status/1471866432057221125

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2022 Proxy Memo Amazon.com| Shareholder Proposal on Reducing Use of Plastic in Pakaging

3. The company lags peers in disclosure and sustainability commitments. Other large retailers and FMCGs have disclosed how much plastic they use, committed to make plastic packaging recyclable, reusable or compostable, or set goals for reducing use of plastic for packaging.

More than 200 companies have committed to reduce plastic pollution under a collective corporate action initiative for addressing plastics pollution -- the Ellen MacArthur Foundation New Plastics Economy Global Commitment process. More than 200 companies, including more than 60 consumer packaged goods companies and 29 retail and hospitality companies, have signed onto goals such as eliminating problematic packaging, and making their plastic packaging 100% recyclable, reusable, or compostable by 2025. Amazon is not a member and has not set goals to make its plastic packaging recyclable, reusable, or compostable.

Leading FMCGs have not only disclosed their use of plastic but have made commitments to reduce overall use of either all plastic or virgin plastic usage. Unilever agreed to cut all plastic packaging use by 100,000 tons (including 350,000 ton reduction in virgin plastic) by 2025. Nestle agreed to reduce use of virgin plastic by 33% by 2020 (550,000 tons). In recent commitments made to As You Sow, five large companies agreed to virgin plastic reductions. Target and Keurig Dr. Pepper agreed to reduce virgin plastic in brand packaging by 20%, Walmart agreed to a 15% cut; Mondelez agreed to cut 5% — all by 2025; and PepsiCo agreed to a 20% cut by 2030.19, 20, 21, 22, 23 Cumulatively, the reduction in use of virgin plastic announced by these five brands is expected to total more than 700,000 tons. Amazon lags in its commitments, as it has no goal to make overall cuts in plastic packaging.

RESPONSE TO AMAZON.COM’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Many of the actions our company cites as examples of progress on plastic packaging sustainability reduction are anecdotal or lack the full disclosure of metrics needed to assess impact, or relate to package reduction more generally. For example, the company states that its Frustration Free Packaging (FFP) Program has reduced the weight of outbound packaging by over 36% and eliminated more than 1 million tons of packaging material since 2015, but does not state how much of this material was plastic as opposed to other materials. The program is a positive step but affects only a small number of products. The company says FFP applies to two million types of products, but neglects to mention it reportedly sold 353 million products in 2019, meaning the program affects less than 1% of products sold.

The statement conflates the lack of recycling available for its bubble mailers with onsite recycling it provides for plastic film used to wrap products at its warehouse. It states, “We recognize that plastic film is a difficult material to process, and most municipal recycling programs do not accept it. In order to innovate and solve for this gap, we have developed a process for on-site plastic film recycling.” This appears to imply that the company accepts take back of post-consumer bubble film mailers, but it is discussing a separate program to recycle film used to wrap pallets during the shipping process at its warehouses. Ironically, one of the few places its post-consumer bubble mailers can sometimes be recycled are in bins provided inside the stores of competitors Target and Walmart.

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19 https://www.asyousow.org/press-releases/2021/6/22/target-commits-plastic-reduction-goal

20 https://www.asyousow.org/press-releases/2021/4/12/after-dialogue-with-as-you-sow-keurig-dr-pepper-agrees-to-20-cut-in-virgin-plastic-use

21 https://www.asyousow.org/press-releases/2021/10/6/walmart-commits-plastic-reduction-goal

22 https://www.asyousow.org/press-releases/2021/3/9/mondelez-pepsico-cut-virgin-plastic

23 https://www.asyousow.org/press-releases/2021/9/16/pepsico-commits-plastic-reduction-goal

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2022 Proxy Memo Amazon.com| Shareholder Proposal on Reducing Use of Plastic in Pakaging

Amazon has the ability to swiftly phase out single use plastics when it chooses to or is forced to. In 2019, as the Indian government moved to crack down on single use plastics, Amazon India pledged to transition away from single use plastics for e-commerce by June 2020. In less than 10 months, the company achieved this goal. While the company cites this in its opposition statement, it does not mention that it has also pledged to reduce use of plastic packaging for delivery in Germany. Media stories said the company expected to replace all single-use plastic packaging bags with paper bags by the end of 2021.24 Amazon could substantially reduce its plastic footprint by taking this approach worldwide.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 7. This proposal received the support of 35% of shares voted in 2021.

Increasing use of plastic packaging needlessly exposes our company to financial and reputational risk which may include harm to human health and the environment, financial penalties, regulatory action, reputational damage, and clean-up costs that could adversely impact shareholder value.

The company has provided insufficient disclosure and policies on managing these risks. Amazon is a major user of plastic packaging but has not disclosed how much plastic it uses, or has committed to specific numeric cuts in overall plastic use.

The company lags peers in disclosure and commitments to reducing plastic use. Direct competitors Target and Walmart have committed publicly to specific cuts in use of virgin plastic packaging by 2025. Amazon has not.

Shareholders will benefit by being able to clearly assess the company’s policies and practices versus peers if Amazon agrees to report on its plastic footprint and adopts traceable commitment to reduce the amount of plastic used for packaging globally.

For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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24 https://www.dw.com/en/germany-amazon-pledges-to-cut-use-of-plastic-packaging/a-59904175

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